UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Name of Subject Company (Issuer))

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Names of Filing Persons (Offerors))
2.50% Senior Convertible Notes due 2006
(Title of Class of Securities)
CUSIP No. 16133RAA4
(CUSIP Number of Class of Securities)

CHARTERED SEMICONDUCTOR MANUFACTURING, INC.
1450 MCCANDLESS DRIVE
MILPITAS, CALIFORNIA 95035
(408) 941-1100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

COPIES TO:
MICHAEL W. STURROCK, ESQ.
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$655.5 million (1)	$77,152.35 (2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 (b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that $575 million aggregate original principal amount of the outstanding 2.50% Senior Convertible Notes due 2006 are being purchased at the maximum price of $1,140 per $1,000 aggregate original principal amount.

(2)	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SIGNATURES
EXHIBIT INDEX
Ex-99.(a)(5)(2) Press Release, dated September 2, 2005.

     This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) filed by Chartered Semiconductor Manufacturing Ltd, a corporation organized under the laws of Singapore (“Chartered”), on August 4, 2005, as amended on August 19, 2005. This Amendment relates to Chartered’s offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2005 (as amended and supplemented from time to time, the “Offer to Purchase”), any and all of its $575,000,000 aggregate original principal amount of outstanding 2.5% Senior Convertible Notes due 2006 (the “Securities”). The offer to purchase the Securities pursuant to the Offer to Purchase is referred to herein as the “Offer.” This Amendment amends and supplements the Schedule TO as set forth below.
     This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
     This Amendment is the final amendment to the Schedule TO.
ITEM 11. ADDITIONAL INFORMATION
     Item 11 of the Schedule TO is amended and supplemented by adding the following information:
     (b) Other Material Information. On September 2, 2005, Chartered issued a press release announcing the final results of its Offer, which expired at 12:01 a.m., New York City time, on September 1, 2005. A copy of this press release is filed as Exhibit (a)(5) and is incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:
 (a)(5)(2) Press release issued by Chartered on September 2, 2005.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

Dated: September 2, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)*	Offer to Purchase, dated August 4, 2005, as amended.
(a)(5)(1)*	Press Release, dated August 4, 2005.
(a)(5)(2)	Press Release, dated September 2, 2005.
(d)(1)*	Indenture dated as of April 2, 2001, between Chartered and the Trustee.
(d)(2)*	First Supplemental Indenture, dated as of April 2, 2001 to the Indenture dated as of April 2, 2001, between Chartered and the Trustee.
(d)(3)*	Form of 2.5% Senior Convertible Note due 2006.

*	Previously filed.